SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

04034183

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number 1-10521

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

PROCESSED
JUN 30 2004
THOMSON FINANCIAL E

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

RECD S.E.C.
JUN 29 2004
1086

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 28, 2004

By: Shelley B. Thompson
Shelley B. Thompson, Executive Vice President

122800.1;1

Index to Exhibits

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Registered Public Accounting Firm's Consent

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-56632) dated December 30, 1992, on Form S-8 of City National Corporation and the City National Corporation Profit Sharing Plan of our report dated April 29, 2004, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 23, 2004

KPMG

CITY NATIONAL CORPORATION PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
April 29, 2004

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments at fair value:		
Cash and cash equivalents	$ 17,676,851	$ 15,520,360
Mutual funds	111,967,595	74,568,116
Common stock	59,877,988	44,970,280
Preferred stock	13,465	—
Government and agency securities	65,344	67,078
Corporate debt	85,384	105,416
Participant loans	5,207,322	4,279,245
Total investments	194,893,949	139,510,495
Receivables:		
Employer contribution	11,356,533	10,727,229
Participant contributions	489	—
Accrued interest	6,803	9,798
Total receivables	11,363,825	10,737,027
Net assets available for benefits	$ 206,257,774	$ 150,247,522

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (deletions) to net assets attributable to:		
Investment income (loss):		
Interest	$ 389,627	$ 469,073
Dividends	985,659	779,007
Net appreciation (depreciation) in fair value of investments	41,203,964	(17,513,001)
Total investment income (loss)	42,579,250	(16,264,921)
Contributions:		
Employer's	14,088,165	13,257,089
Participants'	11,230,426	13,075,558
Total contributions	25,318,591	26,332,647
Total additions	67,897,841	10,067,726
Deductions from net assets attributable to:		
Benefits paid to participants	11,788,982	6,589,446
Deemed distributions of loans	56,828	48,235
Administrative expenses	41,779	32,173
Total deductions	11,887,589	6,669,854
Increase in net assets	56,010,252	3,397,872
Net assets available for benefits:		
Beginning of the year	150,247,522	146,849,650
End of the year	$ 206,257,774	$ 150,247,522

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is presently comprised of four officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are based on a percentage of the Company's consolidated net profits, as defined, reduced by matching contributions made for such Plan year and subject to certain limitations based on participant eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $12,000 and $11,000 for 2003 and 2002, respectively. The Company matches contributions up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d) ***Vesting***

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon normal retirement, total disability, or death (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than total disability or death, shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with plan provisions and used in the following sequence: first, to reduce matching contributions in the year that the forfeiture first becomes available; second, to restore previously forfeited account balances, if any; and third, to reduce matching contributions in the following year. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $437,181 and $361,434, respectively. During 2003 and 2002, $423,545 and $359,290, respectively, were used to offset matching contributions. The remainder was used to restore previously forfeited participant account balances and to offset the following year's matching contribution in accordance with the provisions of the Plan.

(e) ***Benefit Payments***

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and plan provisions.

(f) ***Participant Loans***

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of fifteen (15) years. Principal and interest are paid ratably through payroll deductions.

(g) ***Plan Termination***

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits

(h) ***Plan Amendments***

The Plan was amended effective January 1, 2003 to add dividends paid on unvested restricted stock grants as excludable compensation. In addition, for purposes of determining years of service for vesting and eligibility under the Plan, all former employees of Civic Bank of Commerce on February 28, 2002, who are employed by the Company on March 1, 2002, are credited with service with Civic Bank of Commerce from their most recent hire date with Civic Bank of Commerce.

The Plan was amended effective January 1, 2003 for compliance with regulatory changes in minimum distribution requirements regarding required beginning date, timing, and manner of distributions. In addition, a participant who is not a 5% owner of his or her vested accrued benefit shall commence on the April 1 of the calendar year following the later of the calendar year in which the employee attains age 70-1/2 or the calendar year after the employee's separation from service. A participant who is not a 5% owner and who has not separated from service may elect, not later than the first day of April following the calendar year in which the participant attains age 70-1/2, to commence distribution of his or her vested accrued benefit upon attainment of age 70-1/2, even though such participant has not separated from service at that point in time.

The Plan was amended to add an Employee Stock Ownership Plan (ESOP) provision that permits, pursuant to a participant's election, dividends on City National common stock held in the ESOP to be paid in cash. In the absence of an election for cash, dividends are automatically reinvested to the participant's account.

(Continued)

(2) Significant Accounting Policies

(a) *Basis of Accounting*

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) *Investments*

Publicly traded securities are carried at fair value based on the published market quotations. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) *Payment of Participant Benefits*

Participant benefits are recorded when paid.

(e) *Administrative Expenses*

Administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions.

(f) *Risks and Uncertainties*

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(g) *Concentration of Credit Risk*

Investment in the common stock of City National Corporation comprises approximately 29% and 30% of the Plan's investments as of December 31, 2003 and 2002, respectively.

(Continued)

(3) Investments

The following table presents the fair value of investments as of December 31, 2003 and 2002, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2003			2002
City National Corporation common stock	$	56,879,681		$	42,385,245
CNI Charter Funds Prime Money Market Fund		17,129,592			15,028,967
Dreyfus S&P 500 Index Fund # 078		13,910,466			12,807,045
AIM Intermediate Government A # 1560		11,999,504			5,496,123
Dreyfus Premier Core Value A312		10,384,969			—
Dreyfus Premier Core Bond Fund A # 031		9,020,879	*		11,090,322
Credit Suisse Cap Appreciation Fd		8,323,488	*		9,703,014
Dreyfus Emerging Leaders Fund # 259		—	*		8,231,819
All other investments less than 5%		67,245,370			34,767,960
Total	$	194,893,949		$	139,510,495

* Less than 5%, included for comparative purposes.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities appreciated (depreciated) in value by $41,203,964 and $(17,513,001), respectively, as follows:

Investment		2003		2002
Mutual funds	$	22,375,087	$	(13,332,340)
Common stock		18,826,077		(4,188,857)
Preferred stock		584		717
Government and agency securities		(1,735)		4,986
Corporate debt		3,951		2,493
Total	$	41,203,964	$	(17,513,001)

(4) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions.

(Continued)

(5) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Cash and cash equivalents:				
Principal cash*	Principal cash	no shares	$	546,002
CNI Charter Funds*	CNI Charter Funds Prime Money Market Fund	17,129,592 shares		17,129,592
Goldman Sachs	Goldman Sachs Finl Sqr Treas Fd#506	1,257 shares		1,257
Total cash and cash equivalents				17,676,851
Mutual funds:				
AIM	AIM Intermediate Government A #156C	1,302,878 shares		11,999,504
AIM	AIM Value C #3505	4,624 shares		40,503
Alger	Alger Cap Apprec Instl Cl I #46	1,779 shares		20,151
American Century	Amer Cent Intl Growth Fd Inv Cl #41	1,160,153 shares		9,211,616
American	American Balanced Fund Cl R-4	23,126 shares		399,624
American Investment	Amer Investment Co Of America Fd B	1,743 shares		50,097
Burnham	Burnham Financial Services Fd Cl A	482 shares		11,785
Calamos	Calamos Growth Fd Cl A #606	105,376 shares		4,718,734
Clipper	Clipper Fund #26	1,381 shares		121,524
CNI Charter Funds*	CNI Charter Corp. Bond Fd-Instl #255	18,072 shares		193,187
CNI Charter Funds*	CNI Charter Govt Bd Fd-Instl Cl #256	24,864 shares		265,046
CNI Charter Funds*	CNI Charter High Yld Bd Instl #251	23,460 shares		217,236
CNI Charter Funds*	CNI Charter Lg Cap Val Eqty-Inst #253	33,133 shares		280,641
CNI Charter Funds*	CNI Charter Lge Cap Gwth- Instl #254	59,965 shares		414,956
CNI Charter Funds*	CNI Charter Rcb Small Cap Value Cl A	297 shares		7,420
CNI Charter Funds*	CNI Charter Rcb Small Cap Vlu-Instl	71,002 shares		1,779,309
CNI Charter Funds*	CNI Charter Tech Growth Instl #257	65,734 shares		257,676
Columbia	Columbia Acorn Fund Cl Z #492	393,687 shares		8,881,588
Credit Suisse	Credit Suisse Cap Appreciation Fd	543,663 shares		8,323,488
Diamonds Trust	Diamonds Trust Ser I Sbi	250 shares		26,142
Dodge & Cox	Dodge & Cox Balanced Fd #146	752 shares		54,905
Dreyfus	Dreyfus Midcap Index Fund #113	2,306 shares		53,867
Dreyfus	Dreyfus Prem Emerg Mkts Fd Cl A #327	2,689 shares		45,197
Dreyfus	Dreyfus Prem Tech Grth Cl A #255	438 shares		10,055
Dreyfus	Dreyfus Premier Core Bond Fd A #031	607,467 shares		9,020,879
Dreyfus	Dreyfus Premier Core Value A312	378,461 shares		10,384,969
Dreyfus	Dreyfus Prmr Small Cap Val Fd A #148	363,260 shares		6,578,648
Dreyfus	Dreyfus S & P 500 Index Fd #078	428,938 shares		13,910,466
Dreyfus	Dreyfus Small Cap Stock Index Fd #77	283,797 shares		4,864,290
Fidelity	Fidelity Adv High Inc. Adva Fd T #165	713,134 shares		6,774,774
Fidelity	Fidelity Advisor Technology Fd T192	297,229 shares		4,642,711
Fidelity	Fidelity Select Electronics Port #08	414 shares		17,352
Fidelity	Fidelity Select Med Equip&Sys #354	466 shares		9,335
Firsthand Technology	Firsthand Technology Value Fd #1037	211 shares		6,665
Franklin	Franklin Temp Develop Mkts Cl A #711	291,055 shares		4,362,914
Franklin	Franklin-Temple Global Bd Fd-A 406	315,163 shares		3,217,817
India Fund Inc.	India Fund Inc. Sbi	200 shares		5,040
Ishares Inc.	Ishares Inc. Msci Netherlands Index	2,000 shares		32,720
Ishares Inc.	Ishares Lehman 7-10 Yr Treas Bond Fd	90 shares		7,623
Ishares Inc.	Ishares S & P Europe 350 Index	100 shares		6,415
Janus	Janus Worldwide Fd #41	221 shares		8,731
Jensen Portfolio Inc.	Jensen Portfolio /The Inc. #296	1,414 shares		32,712
Julius Baer	Julius Baer Intl Equity Fd Cl A	736 shares		19,502
Meridian	Meridian Value Fund #076	850 shares		32,157

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Mutual funds, Continued:				
Merrill Lynch	Merrill Lynch Small Cap Value-C #613	1,178 shares	$	27,029
NASDAQ	NASDAQ-100 Tracking Stock Fd Sbi	2,076 shares		75,691
Oakmark	Oakmark Equity & Income Fd #810	1,378 shares		30,337
Oakmark	Oakmark Global Fund Cl I #1674	167 shares		3,224
Oakmark	Oakmark International Fd #109	1,084 shares		19,531
PBHG	PBHG Ira Cap Preservation-Pbhg	2,537 shares		25,372
PBHG	PBHG Tech & Comm Fd #536	213 shares		2,302
PIMCO	PIMCO Commodity Rl Ret Strat-C #277	2,136 shares		28,960
PIMCO	PIMCO Rcm Global Healthcare Fd Cl D	440 shares		8,546
PIMCO	PIMCO Rcm Global Technology Fd D	467 shares		14,163
Powershares	Powershares Dynamic Market Portf	450 shares		15,435
RS	RS Emerging Growth Fund-A #252	378 shares		10,610
Rydex	Rydex Otc Fd #18	603 shares		5,987
S & P	S & P 400 Mid-Cap Dep Rcpt (Spdr)	200 shares		21,080
S & P	S & P 500 Dep Rcpt (Spdr)	400 shares		44,512
Salomon Bros	Salomon Bros Capital Fd Cl 2	2,860 shares		74,560
Seligman	Seligman Comm & Info A	441 shares		10,140
T Rowe Price	T Rowe Price Mid-Cap Value Fd-Adv	3,423 shares		69,529
Templeton	Templeton Global Income Fund	1,150 shares		10,948
Van Kampen	Van Kampen Aggressive Grwth Fd C	5,366 shares		61,866
Van Kampen	Van Kampen Emerg Gwth Fd-A #16	406 shares		14,659
Vanguard	Vanguard Health Care Fd #52	155 shares		18,749
Vanguard	Vanguard Index 500 Trust Fd #040	287 shares		29,419
Vanguard	Vanguard Primecap Fund #059 (Closed)	285 shares		15,123
Miscellaneous	Other assets	3,400 shares		9,852
Total mutual funds				111,967,595
Common stocks:				
ABB Ltd	ABB Ltd Spons Adr	2,500 shares		12,700
Advanced Micro Devices Inc.	Advanced Micro Devices Inc. Com	1,100 shares		16,390
AES Corp.	AES Corp. Com	22 shares		208
Agere Systems Inc.	Agere Systems Inc. -B	177 shares		513
Agere Systems Inc.	Agere Systems Inc. Cl A	6 shares		18
Agilent Technologies Inc.	Agilent Technologies Inc. Com	11 shares		322
Akamai Tech Inc.	Akamai Tech Inc. Com	100 shares		1,076
Albertsons Inc.	Albertsons Inc. Com	1,100 shares		24,915
Alleghany Corp.	Alleghany Corp. Del Com	100 shares		22,250
Allscripts Healthcare Solutions	Allscripts Healthcare Solutions Com	100 shares		532
Ambac Finl Group Inc.	Ambac Finl Group Inc. Com	90 shares		6,245
Amdocs Ltd	Amdocs Ltd Adr	100 shares		2,248
America Online Latin Amer Inc.	America Online Latin Amer Inc. Cl A	1,500 shares		2,130
American Electric Power Co Inc.	American Electric Power Co Inc. Com	350 shares		10,678
American Express Co	American Express Co Com	233 shares		11,238
Amerisourcebergen Corp.	Amerisourcebergen Corp. Com	120 shares		6,738
AMF Bowling Inc.	AMF Bowling Inc. Com	7,000 shares		21
Amgen Inc.	Amgen Inc. Com	731 shares		45,168
Amylin Pharm Inc.	Amylin Pharm Inc. Com	500 shares		11,110
Antex Biologics Inc.	Antex Biologics Inc. Com New	100 shares		—
Apache Corp.	Apache Corp. Com	120 shares		9,732
Applied Materials Inc.	Applied Materials Inc. Com	1,005 shares		22,552
Aquila Inc.	Aquila Inc. Del New Com	18 shares		61

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Common stocks, Continued:				
Aradigm Corp.	Aradigm Corp. Com	550	shares	$ 940
Ariba Inc.	Ariba Inc. Com	50	shares	150
Arris Group Inc.	Oakmark Equity & Income Fd #810	2,000	shares	14,480
Artistdirect Inc.	Artistdirect Inc. New Com	80	shares	21
AT & T Corp.	AT & T Corp. Com New	210	shares	4,263
AT & T Wireless Svcs Inc.	AT & T Wireless Svcs Inc. Com	1,154	shares	9,220
Avaya Inc.	Avaya Inc. Com	20	shares	259
Bank Of America Corp.	Bank Of America Corp. Com	100	shares	8,043
Bank One Corp.	Bank One Corp. Com	1,400	shares	63,826
Baxter Intl Inc.	Baxter Intl Inc. Com	400	shares	12,208
Bear Stearns Co Inc.	Bear Stearns Co Inc. Com	110	shares	8,794
Beckman Coulter Inc.	Beckman Coulter Inc. Com	310	shares	15,757
Berkeley Technology Ltd	Berkeley Technology Ltd Spons Adr	5	shares	13
Berkshire Hathaway Inc.	Berkshire Hathaway Inc. Cl B	19	shares	53,485
Broadvision Inc.	Broadvision Inc. Com New	22	shares	94
Brocade Communications Systems	Brocade Communications Systems Com	1,000	shares	5,780
Cadbury Schweppes	Cadbury Schweppes P L C Adr	230	shares	6,875
Calpine Corp.	Calpine Corp. Com	22,800	shares	109,668
Capstone Turbine Corp.	Capstone Turbine Corp. Com	19,249	shares	35,803
Cardiac Science Inc.	Cardiac Science Inc. Com New	1,000	shares	3,990
Cardinal Health Inc.	Cardinal Health Inc. Com	100	shares	6,116
Celanese	Celanese Ag Adr	280	shares	11,393
Celera Genomics Group	Celera Genomics Group-Applera Com	200	shares	2,782
Cendant Corp.	Cendant Corp. Com	310	shares	6,904
Certegy Inc.	Certegy Inc. Com	400	shares	13,120
Check Point Softw Tech	Check Point Softw Tech Com	10	shares	169
Chesapeake Energy Corp.	Chesapeake Energy Corp. Com	500	shares	6,790
China Yuchai Intl Ltd	China Yuchai Intl Ltd Adr	150	shares	4,590
Cigna Corp.	Cigna Corp. Com	400	shares	23,000
Cisco Systems Inc.	Cisco Systems Inc. Com	1,876	shares	45,455
Cit Group Inc.	Cit Group Inc. New Com	100	shares	3,595
Citigroup Inc.	Citigroup Inc. Com	822	shares	39,900
CMGI Inc.	CMGI Inc. Com	100	shares	178
Coca Cola Bottling Co	Coca Cola Bottling Co Cons Com	100	shares	5,286
Comcast Corp.	Comcast Corp. New Cl A	697	shares	22,855
Comcast Corp.	Comcast Corp. New Special Cl A	100	shares	3,129
Compania De Minas	Compania De Minas Buenaventura Adr	250	shares	7,070
Conexant Sys Inc.	Conexant Sys Inc. Com	500	shares	2,485
Conocophillips	Conocophillips Com	50	shares	3,278
Conseco Inc.	Conseco Inc. Com New	800	shares	17,440
Cooper Cos Inc.	Cooper Cos Inc. Com New	270	shares	12,725
Coors Adolph Co	Coors Adolph Co Cl B Del	50	shares	2,805
Corning Inc.	Corning Inc. Com	5,921	shares	61,756
Corvis Corp.	Corvis Corp. Com	2,000	shares	3,400
Costco Wholesale Corp.	Costco Wholesale Corp. New Com	300	shares	11,154
Covad Comm Group Inc.	Covad Comm Group Inc. Com	500	shares	1,800
Crown Holdings Inc.	Crown Holdings Inc. Com	2,000	shares	18,120
Curis Inc.	Curis Inc. Com	500	shares	2,250
CVS Corp.	CVS Corp. Com	470	shares	16,976
Cytogen Corp.	Cytogen Corp. Com New	300	shares	3,264
D R Horton Inc.	D R Horton Inc. Com	13	shares	562
Dell Inc.	Dell Inc. Com	100	shares	3,398

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Common stocks, Continued:				
Dow Chemical Co	Dow Chemical Co Com	250 shares	$	10,392
Dr Reddys Laboratories Ltd	Dr Reddys Laboratories Ltd Adr	230 shares		7,279
Dun & Bradstreet Corp.	Oakmark Equity & Income Fd #810	400 shares		20,284
E Digital Corp.	E Digital Corp. Com	1,000 shares		515
Eagle Broadband Inc.	Eagle Broadband Inc. Com	800 shares		1,040
El Paso Corp.	El Paso Corp. Com	20 shares		164
EMC Corp.	EMC Corp. Mass Com	1,650 shares		21,318
Emulex Corp.	Emulex Corp. Com	250 shares		6,670
Equifax Inc.	Equifax Inc. Com	550 shares		13,475
Ericsson (LM)Telefonak	Ericsson (LM) Telefonak Spons Adr	100 shares		1,770
Exelon Corp.	Exelon Corp. Com	80 shares		5,309
Exxon Mobil Corp.	Exxon Mobil Corp. Com	50 shares		2,050
Fairfax Financial Hldgs Ltd	Fairfax Financial Hldgs Ltd Cdn Com	100 shares		17,451
Federated Dept Stores Inc.	Federated Dept Stores Inc. Com	320 shares		15,082
First Data Corp.	First Data Corp. Com	300 shares		12,327
Firstfed Financial Corp.	Firstfed Financial Corp. Del Com	320 shares		13,920
Fiserv Inc.	Fiserv Inc. Com	350 shares		13,839
Fomento Economico Mex	Fomento Economico Mex Sa De Spon Adr	230 shares		8,482
Ford Motor Co	Ford Motor Co Del Com New	1,500 shares		24,000
Forest Labs Inc.	Forest Labs Inc. Com	200 shares		12,360
Gasco Energy Inc.	Gasco Energy Inc. Com	7,500 shares		9,600
Gateway Inc.	Gateway Inc. Com	60 shares		276
General Electric Co	General Electric Co Com	3,000 shares		92,940
Genta Inc.	Genta Inc. Com	2,500 shares		26,075
Glenayre Techs Inc.	Glenayre Techs Inc. Com	600 shares		1,614
Global Crossing Ltd	Global Crossing Ltd Com *Acq	5,600 shares		—
Globalstar Telecomm Ltd	Globalstar Telecomm Ltd	15,000 shares		375
Golden West Finl	Golden West Finl Del Com	200 shares		20,638
Hancock Fabrics Inc.	Hancock Fabrics Inc. Del Com	17 shares		246
Harmony Gold Mining	Harmony Gold Mining Spons Adr	210 shares		3,408
Harrahs Entmt Inc.	Harrahs Entmt Inc. Com	100 shares		4,977
Hartford Financial Services Grp	Hartford Financial Services Grp Com	16 shares		944
HCA Inc.	HCA Inc. Com	31 shares		1,331
Health Mgmt Associates Inc.	Health Mgmt Associates Inc. Cl A	1,010 shares		24,240
Hewlett Packard Co	Hewlett Packard Co Com	60 shares		1,378
Home Depot Inc.	Home Depot Inc. Com	770 shares		27,327
Homestore Inc.	Homestore Inc. Com	2,000 shares		9,460
Hot Topic Inc.	Hot Topic Inc. Com	200 shares		5,890
Hudson Highland Group Inc.	Hudson Highland Group Inc. Com	1 shares		24
Hughes Electronics Corp.	Hughes Electronics Corp. Com	1,198 shares		19,835
Human Genome Sciences Inc.	Human Genome Sciences Inc. Com	60 shares		795
IHOP Corp.	IHOP Corp. Com	300 shares		11,544
Immunogen Inc.	Immunogen Inc. Com	1,175 shares		5,934
Infospace Inc.	Infospace Inc. Com New	3,000 shares		69,150
Ingersoll-Rand Co	Ingersoll-Rand Co Cl A	40 shares		2,715
Intel Corp.	Intel Corp. Com	1,728 shares		55,382
Interwoven Inc.	Interwoven Inc. Com	156 shares		2,016
Intl Business Machines Corp.	Intl Business Machines Corp. Com	22 shares		2,039
Intuit Inc.	Intuit Inc. Com	130 shares		6,872
Intuitive Surgical Inc.	Intuitive Surgical Inc. Com New	2,185 shares		37,342
ITT Industries Inc.	ITT Industries Inc. Com	160 shares		11,874
J P Morgan Chase & Co	J P Morgan Chase & Co Com New	600 shares		22,038

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Common stocks, Continued:			
Jack In The Box Inc.	Jack In The Box Inc. Com	150 shares	$ 3,204
JDS Uniphase Corp.	JDS Uniphase Corp. Com	1,516 shares	5,518
Jetblue Airways Corp.	Oakmark Equity & Income Fd #810	43 shares	1,140
Johnson & Johnson	Johnson & Johnson Com	97 shares	5,011
Kimberly Clark Corp.	Kimberly Clark Corp. Com	600 shares	35,454
King Pharm Inc.	King Pharm Inc. Com	750 shares	11,445
Kraft Foods Inc.	Kraft Foods Inc. Cl A	130 shares	4,189
L-3 Communications Hldgs Inc.	L-3 Communications Hldgs Inc. Com	260 shares	13,354
Lam Research Corp.	Lam Research Corp. Com	1,000 shares	32,300
Liberty Media Corp.	Liberty Media Corp. New Cl A	470 shares	5,588
Littelfuse Inc.	Littelfuse Inc. Com	400 shares	11,528
LSI Logic Corp.	LSI Logic Corp. Com	3,100 shares	27,497
Lucent Technologies Inc.	Lucent Technologies Inc. Com	6,175 shares	17,537
Marathon Oil Corp.	Marathon Oil Corp. Com	300 shares	9,927
Mattel Inc.	Mattel Inc. Com	600 shares	11,562
Maytag Corp.	Maytag Corp. Com	100 shares	2,785
MBNA Corp.	MBNA Corp. Com	565 shares	14,040
McData Corp. Cl A	McData Corp. Cl A	4 shares	38
Medco Health Solutions Inc.	Medco Health Solutions Inc. Com	18 shares	612
Media & Entertainment.Com Inc.	Media & Entertainment.Com Inc. Com	10,000 shares	8,700
Merck & Co Inc.	Merck & Co Inc. Com	500 shares	23,100
Meridian Resource Corp.	Meridian Resource Corp. Com	5,000 shares	29,700
Merrill Lynch & Co	Merrill Lynch & Co Com	18 shares	1,056
MGIC Invt Corp.	MGIC Invt Corp. Wis Com	120 shares	6,833
Micron Technology Inc.	Micron Technology Inc. Com	150 shares	2,020
Microsoft Corp.	Microsoft Corp. Com	6,062 shares	165,917
Mitsubishi Tokyo Finl Group	Mitsubishi Tokyo Finl Group Spon Adr	200 shares	1,566
Mks Instruments Inc.	Mks Instruments Inc. Com	520 shares	15,080
Monster Worldwide Inc.	Monster Worldwide Inc. Com	15 shares	329
Motorola Inc.	Motorola Inc. Com	355 shares	4,970
MRV Communications Inc.	MRV Communications Inc. Com	1,130 shares	4,249
Nastech Pharmaceutical Co Inc.	Nastech Pharmaceutical Co Inc. Com	400 shares	3,844
Natl Commerce Financial Corp.	Natl Commerce Financial Corp. Com	220 shares	6,002
Nektar Therapeutics	Nektar Therapeutics Com	213 shares	2,899
Newmont Mining Corp.	Newmont Mining Corp. Com	105 shares	5,104
News Corp. Ltd	News Corp. Ltd Spons Adr	134 shares	4,051
Nextel Communications Inc.	Nextel Communications Inc. Cl A	60 shares	1,684
NIC Inc.	NIC Inc. Com	2,500 shares	20,075
Nokia Corp. Spons	Nokia Corp. Spons Adr	990 shares	16,830
Nortel Networks Corp.	Nortel Networks Corp. New Com	470 shares	1,988
Novartis Ag	Novartis Ag Spons Adr	95 shares	4,360
Novellus Systems Inc.	Novellus Systems Inc. Com	167 shares	7,022
OM Group Inc.	OM Group Inc. Com	1,000 shares	26,190
Omnicare Inc.	Omnicare Inc. Com	360 shares	14,540
Oracle Corp.	Oracle Corp. Com	3,504 shares	46,358
Palmone Inc.	Palmone Inc. Com	74 shares	869
Palmsource Inc.	Palmsource Inc. Com	16 shares	348
Paychex Inc.	Paychex Inc. Com	100 shares	3,720
Peco Ii Inc.	Peco Ii Inc. Com	25 shares	29
Petrochina Co Ltd	Petrochina Co Ltd Spons Adr	10 shares	571
Pfizer Inc.	Pfizer Inc. Com	2,800 shares	98,924

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Common stocks, Continued:			
Pharmacopeia Inc.	Pharmacopeia Inc. Com	500 shares	$ 7,115
Pier 1 Imports Inc.	Pier 1 Imports Inc. Com	530 shares	11,586
Pinnacor	Oakmark Equity & Income Fd #810	150 shares	347
Piper Jaffray Cos	Piper Jaffray Cos Com	2 shares	65
Posco	Posco Spons Adr	310 shares	10,531
Powerwave Technologies Inc.	Powerwave Technologies Inc. Com	5,545 shares	42,918
Qualcomm Inc.	Qualcomm Inc. Com	75 shares	4,045
Reynolds R J Tob Hldgs Inc.	Reynolds R J Tob Hldgs Inc. Com	250 shares	14,538
Rite Aid Corp.	Rite Aid Corp. Com	2,000 shares	12,080
Royal Dutch Petro	Royal Dutch Petro N Y Shs	140 shares	7,335
Samaritan Pharmaceuticals Inc.	Samaritan Pharmaceuticals Inc. Com	10,000 shares	3,700
SBS Broadcasting	SBS Broadcasting Sa Ord Us$	1,000 shares	32,600
Schering Plough Corp.	Schering Plough Corp. Com	400 shares	6,956
Sea Containers Ltd	Sea Containers Ltd Cl A Com	280 shares	5,110
Sealed Air Corp.	Sealed Air Corp. Com	400 shares	21,656
Sensytech Inc.	Sensytech Inc. Com	600 shares	8,400
Servicemaster Co	Servicemaster Co Com	800 shares	9,320
Serviceware Technologies Inc.	Serviceware Technologies Inc. Com	600 shares	360
Sherwin Williams Co	Sherwin Williams Co Com	350 shares	12,159
Siebel Sys Inc.	Siebel Sys Inc. Com	100 shares	1,392
Sirius Sat Radio Inc.	Sirius Sat Radio Inc. Com	1,000 shares	3,160
Sirna Therapeutics Inc.	Sirna Therapeutics Inc. Com	33 shares	172
Sonus Networks Inc.	Sonus Networks Inc. Com	200 shares	1,508
Sonus Pharmaceuticals Inc.	Sonus Pharmaceuticals Inc.	1,500 shares	7,620
Sony Corp.	Sony Corp. Spons Adr	100 shares	3,467
Sovereign BanCorp. Inc.	Sovereign BanCorp. Inc. Com	710 shares	16,863
Spectrasite Inc.	Spectrasite Inc. Wt Exp 2/10/10	75 shares	3,150
SPX Corp.	SPX Corp. Com	190 shares	11,174
Starwood Hotels & Resorts World	Starwood Hotels & Resorts World Com	38 shares	1,367
State Street Corp.	State Street Corp. Com	220 shares	11,458
Status Wines Tuscany Inc.	Status Wines Tuscany Inc. Com	3,000 shares	—
Stryker Corp.	Stryker Corp. Com	90 shares	7,651
Sun Microsystems Inc.	Sun Microsystems Inc. Com	624 shares	2,789
Take-Two Interactive Software	Take-Two Interactive Software Com	200 shares	5,764
Target Corp.	Target Corp. Com	200 shares	7,680
Telefonos De Mexico	Telefonos De Mexico S A Spons Adr	400 shares	13,212
Telekomunikiasi Indonesia	Telekomunikiasi Indonesia Spons Adr	100 shares	1,642
Texas Instruments Inc.	Texas Instruments Inc. Com	200 shares	5,876
Tiffany & Co	Tiffany & Co New Com	50 shares	2,260
Time Warner Inc.	Time Warner Inc. New Com	2,063 shares	37,113
Titan Pharmaceuticals Inc.	Titan Pharmaceuticals Inc. Com	900 shares	2,628
Transmeta Corp.	Transmeta Corp. Del Com	100 shares	340
Travelers Ppty Casualty Corp.	Travelers Ppty Casualty Corp. – A	4 shares	67
Travelers Ppty Casualty Corp.	Travelers Ppty Casualty Corp. – B	9 shares	153
Tyco Intl Ltd	Tyco Intl Ltd Com	1,700 shares	45,050
UAL Corp.	UAL Corp. Com	500 shares	811
Union Pac Corp.	Union Pac Corp. Com	70 shares	4,864
United Microelectronics Corp.	United Microelectronics Corp. Adr	500 shares	2,475
United Stationers Inc.	United Stationers Inc. Com	120 shares	4,910
United Technologies Corp.	United Technologies Corp. Com	120 shares	11,372
US BanCorp.	US BanCorp. Del Com New	157 shares	4,675

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Common stocks, Continued:			
Vesta Insurance Group Inc.	Vesta Insurance Group Inc. Com	110 shares	$ 424
Vignette Corp.	Vignette Corp. Com	1,000 shares	2,270
Vodaphone Group Plc	Oakmark Equity & Income Fd #810	240 shares	6,010
Wal-Mart Stores Inc.	Wal-Mart Stores Inc. Com	200 shares	10,610
Walt Disney Company	Walt Disney Company Com	800 shares	18,664
Washington Mutual Inc.	Washington Mutual Inc. Com	100 shares	4,012
Waste Mgmt Inc.	Waste Mgmt Inc. Del Com	170 shares	5,032
Webvan Group Inc.	Webvan Group Inc. Com	107 shares	—
Wells Fargo & Co	Wells Fargo & Co New Com	200 shares	11,778
White Mountains Ins Group Inc.	White Mountains Ins Group Inc. Com	50 shares	22,998
Whx Corp.	Whx Corp. Com New	2,300 shares	6,141
Worldcom Inc./Worldcom Group	Worldcom Inc./Worldcom Group Com	3,086 shares	41
Worldcom/Mci Group	Worldcom/Mci Group Com New	57 shares	3
Xcelera.Com Inc.	Xcelera.Com Inc. Com	1,153 shares	2,398
Xerox Corp.	Xerox Corp. Com	1,500 shares	20,700
Yahoo! Inc.	Yahoo! Inc. Com	1,650 shares	74,300
Yum! Brands Inc.	Yum! Brands Inc. Com	800 shares	27,520
			2,998,307
Employer securities:			
City National Corp.*	City National Corp. Com	915,642 shares	56,879,681
Total common stocks			59,877,988
Preferred stocks:			
Ambac Financial Group	Ambac Financial Group 7.000% Pfd	500 shares	13,465
Preferred stocks			13,465
U.S. government securities:			
United States Treasury	US Treasury Notes 4.875% 2/15/12	30,000 shares	31,772
United States Treasury	US Treasury Notes 6.125% 8/15/07	30,000 shares	33,572
Total U.S. government securities			65,344
Corporate bonds:			
Bank One Corp.	Bank One Corp. Nt 6.000% 8/01/08	30,000 shares	32,938
Dresdner Bank	Dresdner Bk N Y Deb 7.250% 9/15/15	15,000 shares	17,225
Ford Motor Credit	Ford Mtr Credit Nt 7.250% 10/25/11	20,000 shares	21,691
Gen Dynamics Corp.	Gen Dynamics Corp. Nt 5.375% 8/15/15	13,000 shares	13,530
Total corporate bonds			85,384
Participant loans*	582 participant loans (various maturity dates, interest rates range from 5.25% to 10.5%)	—	5,207,322
Total assets			$ 194,893,949

* Party in interest.

See accompanying Report of Independent Registered Public Accounting Firm.